[redacted]

08054479

# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC CORPORATION
THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

**UNION PACIFIC CORPORATION THRIFT PLAN**

**Date** 6-24-08 **By** Barbara W Schaefer

**June 24, 2008**

**Barbara W. Schaefer, Senior Vice President – Human Resources, Union Pacific Corporation**

**Exhibit 23**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-132324, 333-105714, 33-49849, and 33-12513 of Union Pacific Corporation on Form S-8 of our report dated June 24, 2008, appearing in this Annual Report on Form 11-K of the Union Pacific Corporation Thrift Plan for the year ended December 31, 2007.

Deloitte & Touche LLP

Omaha, Nebraska
June 26, 2008

# Union Pacific Corporation Thrift Plan

Financial Statements as of and for the Years Ended December 31, 2007 and 2006, Supplemental Schedule as of December 31, 2007, and Report of Independent Registered Public Accounting Firm

# UNION PACIFIC CORPORATION THRIFT PLAN

## TABLE OF CONTENTS



NOTE: Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Union Pacific Corporation Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Corporation Thrift Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 24, 2008

# UNION PACIFIC CORPORATION THRIFT PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| ASSETS | | |
| Investments: | | |
| Plan interest in Master Trust (Notes 2 and 3) | $1,212,032,267 | $1,119,516,477 |
| Participant loans | 14,955,701 | 15,237,815 |
| Net assets available for benefits at fair value | 1,226,987,968 | 1,134,754,292 |
| Participant contributions receivable | 936 | 461 |
| Net assets available for benefits at fair value | 1,226,988,904 | 1,134,754,753 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Notes 2 and 3) | (1,083,952) | 3,231,510 |
| NET ASSETS AVAILABLE FOR BENEFITS | $1,225,904,952 | $1,137,986,263 |

See accompanying notes to the financial statements.

# UNION PACIFIC CORPORATION THRIFT PLAN

## STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
## FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| ADDITIONS TO NET ASSETS ATTRIBUTED TO: | | |
| Investment income: | | |
| Plan interest in Master Trust investment income (Note 3): | | |
| Net appreciation in fair value of investments | $ 75,777,167 | $ 80,072,608 |
| Interest and dividends | 50,245,073 | 40,316,771 |
| Interest income from participant loans | 1,029,478 | 895,831 |
| Total investment income | 127,051,718 | 121,285,210 |
| Contributions: | | |
| Participant contributions | 45,931,209 | 42,968,925 |
| Employer contributions | 13,615,584 | 12,914,598 |
| Total contributions | 59,546,793 | 55,883,523 |
| Other | 6,418 | 31,390 |
| Total additions | 186,604,929 | 177,200,123 |
| DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO: | | |
| Distributions to participants | 98,640,275 | 74,907,471 |
| Other | 45,965 | 38,522 |
| Total deductions | 98,686,240 | 74,945,993 |
| NET INCREASE | 87,918,689 | 102,254,130 |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| Beginning of year | 1,137,986,263 | 1,035,732,133 |
| End of year | $1,225,904,952 | $1,137,986,263 |

See accompanying notes to the financial statements.

### 1. DESCRIPTION OF PLAN

The following description of the Union Pacific Corporation Thrift Plan (the Plan) is provided for general information only. Participants should refer to the Plan document for more complete information.

**General** — The Plan is a defined contribution plan sponsored by Union Pacific Corporation (the Corporation) covering non-agreement employees of the Corporation and its subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

**Contributions** — Participants may contribute 2% to 50% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the Code). Participants may also contribute 2% to 50% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 50% of eligible compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Prior to 1987, the Plan provided for payroll-based and tax reduction act employee stock ownership plan contributions (PAYSOP/TRASOP). The Corporation contributes to the Plan on behalf of each participant an amount equal to 50% of the participant's pre-tax and after-tax contributions, with such Corporation contribution limited to 3% of the participant's base salary. Participants direct the investment of all contributions into various investment options offered by the Plan, or may elect to participate in the Vanguard Advisors Managed Account Program (Managed Account Program). The Managed Account Program is a program in which certain participants may delegate on-going, discretionary investment management decisions with respect to their account to Vanguard Advisors, Inc.

**Loans to Participants** — Participants are eligible to take a loan from their fund accounts limited to one-half of the vested value of their accounts, excluding PAYSOP/TRASOP balances. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of (a) one-half of their account balance or (b) $50,000, taking into consideration additional loan balances under the Plan and any other qualified plan maintained by the Corporation. As the loan is repaid, all principal and interest payments will be credited to the participant's fund accounts, excluding PAYSOP/TRASOP balances, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant's most recent investment election. Participant loans, which are secured by the participant's individual account balance, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding five years, except loans relating to a principal residence, in which case the term of the loan shall not exceed fifteen years. The loans bear interest ranging from 4% to 9.5%.

**Participant Accounts** — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, employer matching contributions, and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

**Vesting** — Participants at all times have a 100% vested interest in their accounts.

**Distributions to Participants** — Before age 70-1/2, a participant may elect to receive a final distribution under the Plan as a lump sum payment only. Distributions from the PAYSOP/TRASOP account and the portion of his/her account invested in the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution. In-kind distributions are lump sum and any fractional shares are distributed in cash. If the participant remains employed with the Corporation after attaining age 70-1/2, his/her amount may remain in the Plan until April 1st of the year following the year in which he/she terminates employment. A Required Minimum Distribution option is available at age 70-1/2.

A hardship withdrawal may be made by a participant from his/her account in accordance with the Plan's provisions.

**Plan Administration** — The Plan is administered by the Senior Vice President, Human Resources of the Corporation. All administrative expenses of the Plan are paid by the Corporation, except investment management fees which are netted against investment earnings.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Accounting** — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Account Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

**Use of Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

**Risks and Uncertainties** — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

**Investment Valuation and Income Recognition** — The Plan states its interest in the Master Trust at the underlying fair value of the investments of the Master Trust. Investments in the Union Pacific Common Stock Fund, Union Pacific PAYSOP/TRASOP Stock Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Investment Fund, Vanguard 500 Index Fund,

Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Morgan Growth Fund, Vanguard Total Stock Market Index Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices.

Investments in the Vanguard Prime Money Market Fund are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Participant loans are valued at their carrying value, which approximates fair value.

Investments in the Union Pacific Fixed Income Fund include fully benefit-responsive guaranteed investment contracts (GIC). These contracts are valued at fair value and adjusted to contract value in accordance with the FSP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that impact the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

**Distributions to Participants** — Distributions are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $59,300 at December 31, 2007.

## 3. MASTER TRUST

At December 31, 2007 and 2006, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The Master Trust was established for the purpose of investing in the Union Pacific Fixed Income Fund and for investing in Union Pacific common stock. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 2.

The Plan's interest in the Master Trust, as a percentage of net assets held by the Master Trust, is presented in the following tables as of December 31, 2007 and 2006:

| **Master Trust** | **2007** | **2006** |
|---|---|---|
| Investments at fair value as determined by quoted market price: | | |
| Common stocks | $ 317,777,932 | $ 294,081,545 |
| Mutual funds | 1,623,697,532 | 1,458,131,587 |
| | 1,941,475,464 | 1,752,213,132 |
| Investments at estimated fair value: | | |
| Guaranteed investment contracts | 360,169,912 | 384,315,774 |
| Money market mutual funds | 97,191,277 | 64,620,318 |
| | 457,361,189 | 448,936,092 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts | (1,588,888) | 4,761,536 |
| Investments in Master Trust | $2,397,247,765 | $2,205,910,760 |
| Plan's portion of investments | $1,210,948,315 | $1,122,747,987 |
| Portion allocated to the Plan | 50.52 % | 50.90 % |

Investment income for the Master Trust for the years ended December 31, 2007 and 2006, is as follows:

| **Master Trust Investment Income** | **2007** | **2006** |
|---|---|---|
| Net appreciation in fair value of investments: | | |
| Investments at fair value as determined by quoted market price: | | |
| Common stocks | $ 100,322,250 | $ 37,509,525 |
| Mutual funds | 23,947,875 | 120,943,125 |
| | 124,270,125 | 158,452,650 |
| Interest and dividends | 103,857,983 | 82,632,445 |
| Total investment income of Master Trust | $ 228,128,108 | $ 241,085,095 |
| Plan's portion of Master Trust investment income | $ 126,022,240 | $ 120,389,379 |

While the Plan participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. VFTC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Master Trust and may not terminate the contracts at an amount less than contract value. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

| | 2007 | 2006 |
|---|---|---|
| Average yields: | | |
| Based on annualized earnings | 4.43 % | 4.16 % |
| Based on range of interest rate credited to participants | 2.85 % to 5.42 % | 2.50 % to 5.58 % |

The Plan's interest in the Master Trust's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2007 and 2006, are as follows:

| | 2007 | 2006 |
|---|---|---|
| Vanguard 500 Index Fund | $166,598,170 | $175,117,236 |
| Vanguard International Growth Fund | 97,293,692 | 75,293,632 |
| Vanguard Mid-Cap Index Fund | 59,138,338 | 44,133,813 |
| Vanguard Wellington Fund | 127,006,853 | 117,872,230 |
| Vanguard Windsor II Fund | 55,448,869 | 56,570,733 |
| Union Pacific Common Stock Fund | 168,882,616 | 160,948,439 |
| Union Pacific Fixed Income Fund | 244,626,784 | 264,054,977 |

## 4. TAX STATUS

The Plan obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Plan management made two Voluntary Compliance Program submissions on August 18, 2003. Compliance statements were received from the IRS on April 5, 2005 and March 23, 2007 for these submissions. Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## 5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan, at any time, to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Corporation may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

## 6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2007 and 2006, the Plan's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $88,024,839 and $104,641,995, respectively. During the year ended December 31, 2007, the Plan recorded dividend income of $2,533,598.

The Plan also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

## 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

| | 2007 | 2006 |
|---|---|---|
| Net assets available for benefits per the financial statements | $1,225,904,952 | 1,137,986,263 |
| Adjustment from contract value to fair value for fully benefit-responsive investment contracts | 1,083,952 | (3,231,510) |
| Net assets available for benefits per the Form 5500 - at fair value | $1,226,988,904 | $1,134,754,753 |

## UNION PACIFIC CORPORATION THRIFT PLAN

**SUPPLEMENTAL SCHEDULE**
**FORM 5500, SCHEDULE H, PART IV, LINE 4(i)**
**SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**DECEMBER 31, 2007**

| Column B | Column C | Column E |
|---|---|---|
| **Identity of Issue or Borrower, Lessor or Similar Party** | **Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value** | **Current Value** |
| *Participant loans | Interest rates of 4% to 9.5%, maturity dates of 2008 to 2022 | $ 14,955,701 |

*Represents a party-in-interest.

END